Exhibit 99.1



                ADDvantage Technologies Group Majority Shareholders
                    Complete Stock Sales to Barron Partners

Public Float Increased by 3.5 Million Shares Without the Issuance of New Shares


BROKEN ARROW, Okla., February 2, 2006 --ADDvantage Technologies Group, Inc. (AMEX: AEY), announced today that Barron Partners LP, a private investment partnership, has exercised all of its options to purchase three million shares of the Company's common stock from the Company's majority shareholders, David Chymiak, Chairman of the Board, and Ken Chymiak, President and Chief Executive Officer.

The options were exercised in accordance with a stock purchase agreement previously announced on September 29, 2004, pursuant to which Barron Partners purchased 500,000 shares of the Company's common stock, and three separate options to purchase an additional three million shares. Barron Partners
exercised the options over 15 months.   Pursuant to the stock purchase
agreement, the Company filed and had declared effective a registration statement covering the resales of the shares Barron Partner received under the agreement. With the completion of this exercise, Barron Partners no longer owns an option to purchase additional Advantage Technologies shares.

Together, David and Ken & Susan Chymiak currently hold approximately 44% of the total shares outstanding, down from the approximately 79% of the total shares outstanding they owned prior to the agreement.

About ADDvantage Technologies Group

ADDvantage Technologies Group, Inc. supplies the cable television (CATV) industry with a comprehensive line of system-critical network equipment and hardware, and nationwide technical repair through its subsidiaries, Tulsat, Tulsat-Nebraska, NCS Industries, ComTech Services, Tulsat-Texas, Tulsat-Atlanta and Jones Broadband International.

The products ADDvantage offers are used to acquire, distribute, and protect the broad range of communications signals carried on fiber optic, coaxial cable and wireless distribution systems. These products are sold to customers in the CATV industry who provide an array of communications services, including television, high-speed data (Internet) and telephony, to single-family homes, apartments and institutions such as hospitals, prisons, universities, schools, cruise ships and others. For more information, please visit the corporate web site at www.addvantagetech.com.

The information in this announcement may include forward-looking statements. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, are forward-looking statements. These statements are subject to risks and uncertainties, which could cause actual results and developments to differ materially from these statements. A complete discussion of these risks and uncertainties is contained in the Company's reports and documents filed from time to time with the Securities and Exchange Commission.


For further information:                   KCSA Worldwide
Company Contact:                           Michael Cimini / Garth Russell
Ken Chymiak    (9l8) 25l-2887              (212) 896-1233 / (212) 896-1250
David Chymiak  (9l8) 25l-2887              mcimini@kcsa.com / grussell@kcsa.com